

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 11-K/A

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _______ to _______

Commission file number: 001-15781

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Berkshire Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, MA 01201

REQUIRED INFORMATION

Item 1-3. The Berkshire Bank 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan files such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was filed, the audit covering the Plan financial statements was not complete. The audit is now complete and the Plan financial statements are filed herewith.

Exhibit:

Exhibit 23.1 Consent of Christopher J. Trakas, C.P.A.

FINANCIAL STATEMENTS

BERKSHIRE BANK 401(k) PLAN

FINANCIAL STATEMENTS TO ACCOMPANY THE 2004 FORM 5500 ANNUAL REPORT OF EMPLOYEE BENEFIT PLAN UNDER ERISA OF 1974

FOR THE YEARS ENDED DECEMBER 31,2004 AND DECEMBER 31,2003

BERKSHIRE BANK 401(K) PLAN
EIN 04-3312097
FINANCIAL STATEMENTS TO ACCOMPANY THE 2004 FORM 5500
ANNUAL REPORT OF EMPLOYEE BENEFIT PLAN UNDER ERISA OF 1974

FOR THE YEARS ENDED DECEMBER 31,2004 AND DECEMBER 31,2003

BERKSHIRE BANK 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Years Ended December 31, 2004 and December 31, 2003

Pages

Christopher J. Trakas, CPA
50 Meadowview Road
Milton, MA 02186
(617) 697-5555
chris_the_cpa@hotmail.com

The Board of Directors
Berkshire Bank

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Berkshire Bank 401(k) Plan (the "Plan") as of December 31, 2004 and 2003 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These Financial Statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2004 and 2003, and the changes in its financial status for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Milton, Massachusetts
October 14, 2005

BERKSHIRE BANK 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31,

		2004	2003
Loan to participants	$	365,049 $	342,116
Employer & Participant Contributions Receivable		44,438	-
Investments, at fair market value:			
Interest in registered investment companies		16,221,430	-
Employer securities		4,313,833	-
Interest in SBERA common /collective trust		-	18,504,545
Net assets available for plan benefits	$	20,944,750 $	18,846,661

The accompanying notes are an integral part of these financial statements

BERKSHRE BANK 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

For The Years Ended December 31,

	2004	2003
Contributions:		
Employee	$ 730,854	$ 691,421
Employer	626,761	603,781
Employee rollovers	119,897	-
Total contributions	1,477,512	1,295,202
Investment Income:		
Net investment gain/(loss) from investment in SBERA common/collective trust	164,260	3,978,636
Registered investment companies	1,062,180	-
Employer Stock	102,942	-
Interest income, participant loans	17,155	17,945
Dividends on Employer Stock	56,693	-
Gain on sale of assets	2,922	-
Total investment income	1,406,152	3,996,581
Total additions	2,883,664	5,291,783
401(k) disbursements:		
Benefits paid	785,575	698,391
Deemed distributions	-	16,455
Total subtractions	785,575	714,846
Net increase/(decrease) in net assets	2,098,089	4,576,937
Net assets available for		
Beginning of period	18,846,661	14,269,724
End of period	$ 20,944,750	$ 18,846,661

The accompanying notes are an integral part of these financial statements

BERKSHIRE BANK 401(k) PLAN

Notes to Financial Statements

(1) Description of Plan

The following brief description of the Berkshire Bank 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution Plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation
To become eligible for participation, an employee must be at least age 21 and must have completed one year of service. Upon reaching retirement age, a participant can direct distribution of balances under several options described by the 401(k) plan document.

Participants may contribute between one and seventy five percent of their annual earnings on a pretax basis, subject to maximum annual limits. Participants may change their investment options daily. The bank may also match a portion of the employee's contribution as outlined in the Plan's adoption agreement.

Withdrawals
Participants may withdraw contributions only after attaining 59 1/2 years of age, termination of service or, subject to the consent of the Plan Administrator, in the case of financial hardship. Upon termination of employment, retirement or death, all salary deferrals and the vested portion of employer contributions are payable to the participant or his/her beneficiary.

Vesting
Participants are at all times 100% vested in their own contributions to the Plan. Employer contributions, if any, will be 100% vested or vested according to a schedule elected by the employer in the Plan's adoption agreement.

Plan Termination
Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 % vested in their accounts.

(1) Description of Plan (continued)

Participant Loans

Loans may be made to participants when directed by the Plan Administrator upon request by the participant. Each loan shall bear interest at the prime rate, as published in the *Wall Street Journal* on the last day of the previous month prior to the origination of the loan, plus one percentage point. The rate is fixed for the duration of the loan. Interest and principal are repaid and credited to the participant's account based on his/her current investment choices.

The maximum loan amount is one half of the participant's vested 401(k) account balance, not to exceed fifty thousand dollars. The minimum loan amount is one thousand dollars. Loans are repayable over a period of up to five years and in the case of residential real property up to twenty years.

Benefit Payments
Benefits are recorded when paid.

Investment Options
Participants may direct the investment of their deferrals and any employer matching contributions to the following investment accounts, in accordance with the participant's election. Earnings in these funds and/or market gains or losses are reflected in their changing unit values or returns.

Money Market Account
A portfolio of U.S. Treasury or agency obligations with maturities of six months or less.

Equity and Selected Value Account
A diversified portfolio of domestic and international stocks.

Bond Accounts
A portfolio of U.S. Treasury obligations and other obligations guaranteed by the U.S. Government or its agencies.

Asset Allocation Account
A portfolio of domestic and international common stocks, bonds and money market investments.

Index 500 Account
A portfolio of domestic stocks based upon the *Standard & Poor's 500 Composite Price Index.*

Small Cap Equity Accounts
A portfolio of common stocks of small to medium sized companies.

International Equity Accounts
A portfolio of international equity securities.

(1) Description of Plan (continued)

Fidelity Enhanced Index Account
A portfolio of domestic stocks based upon the Standard & Poor's 500 Composite Price Index, invested only in stocks held by Fidelity Investment's mutual funds.

Large Cap Value Account
Large Cap Value investments.

Mid-Large Cap Value Accounts
The account seeks to achieve its investment objective by investing primarily in US Dollar denominated equity securities of companies with market capitalizations of at least $2 Billion.

Small Cap Value Account
A domestic common stock portfolio comprised of value-oriented stocks whose sector weights are relatively similar to those of the Russell 2000 Index

LifePath Accounts: Retirement; 2010; 2020; 2030; 2040
Target Retirement Funds: Retirement; 2015; 2025; 2035; 2045
The number indicates the approximate year the participant plans to start withdrawing their money. The higher the number the more equities as the withdrawal time is further away.

Low Priced Stock Fund
Royce Low Priced Stock Fund to invest in low priced stocks of various capitalizations for capital appreciation.

Employer Stock
The sponsoring employer has its common stock available as an investment option.

Total Stock Market Index Fund
A domestic common stock portfolio comprised of value-oriented stocks designed to be similar to those of the Russell 5000 Index.

Morgan and Windsor Funds
Fund invests in growth stocks and dividend paying stocks.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Plan have been prepared on an accrual basis and are in conformity with accounting principles generally accepted in the United States of America. Participant accounting reflects balances on a cash basis.

(b) Valuation of Investments

Investments consist of assets held in registered investment companies, common/collective trusts and in employer stock and are valued at their fair market value as of December 31, 2004 and 2003. Participant loans are valued at cost, which approximates market value. Interest earned is recorded on the accrual basis. Dividends are recorded when received. Purchases and sales of investments are recorded on a trade date basis. Gains and losses on the sale of investments are calculated using the actual cost method.

(c) Use of Estimates

In addition, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. These significant estimates included the accumulated plan benefits and market values of investments. Actual results could differ from those estimates.

(3) Administration of the Plan

Investment expenses of the Trust's Funds, such as custodial and advisory fees, are borne by the Trust. Transaction fees are borne by the Trust and are recorded as part of the cost of the investments acquired. Miscellaneous fees, including audit and administrative fees, are allocated to the Plan's sponsor. On October 1, 2004 the administrator of the Plan was changed to Vanguard Group, Inc. and the Trustee of the Plan became Berkshire Bank.

(4) Federal Income Taxes

The Berkshire Bank 401(k) Plan is a Prototype Plan, which has been approved by the Internal Revenue Service (IRS). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is being operated, in compliance with the applicable requirements of the Internal Revenue Code.

Annual Summary For Berkshire Bank

For The Period 1-01-2004 Through 9-30-2004

Investment Name	Prior Balance	Contribution	Loan Repayment	Withdrawal	Forfeiture	Transfers	New Loans	Fees	Dividends	Gain/Loss	Current Balance
Berkshire Cash	5,943.89	74,715.90	7,778.02	0.00	0.00	-84,813.48	0.00	0.00	58.84	0.00	3,683.17
Berkshire Savings Bank	4,275,815.81	0.00	0.00	-48,952.01	0.00	-13,530.20	0.00	0.00	0.00	125,253.56	4,338,587.16
International Equity	324,637.57	32,303.58	4,528.22	-22,065.11	0.00	106,631.20	-7,869.80	0.00	0.00	15,207.97	453,373.63
Large Cap Growth Account	6,090.58	1,067.55	14.56	-78.22	0.00	111,901.73	0.00	0.00	0.00	3,020.57	122,016.77
Large Cap Value Account	113,770.58	12,041.55	542.66	-6.14	0.00	74,786.02	-889.93	0.00	0.00	7,765.53	208,010.27
LifePath 2010	1,721,475.47	136,692.07	14,903.26	-180,002.71	0.00	-31,570.20	-7,590.44	0.00	0.00	39,860.96	1,693,768.41
LifePath 2020	25,635.15	2,030.13	141.83	0.00	0.00	-150.48	0.00	0.00	0.00	547.49	28,204.12
LifePath 2030	8,584.94	2,498.70	888.56	0.00	0.00	44,684.56	-1,157.23	0.00	0.00	-581.08	54,918.45
LifePath 2040	128.74	244.40	0.00	0.00	0.00	1,748.15	0.00	0.00	0.00	-5.17	2,116.12
LifePath Retirement	0.00	700.68	512.03	0.00	0.00	0.00	0.00	0.00	0.00	20.13	1,232.84
Loan Fund	342,116.15	0.00	-159,589.37	0.00	0.00	0.00	159,693.56	0.00	0.00	12,687.49	354,907.83
Mid-Large Cap Value Account	62,487.62	11,024.17	323.10	-6.09	0.00	112,163.11	0.00	0.00	0.00	1,298.90	187,290.81
SBERA - Small Cap Value Account	92,977.59	47,600.20	219.37	-707.70	0.00	35,661.02	-417.90	0.00	0.00	4,621.72	179,954.30
SBERA Bond Account	1,047,031.21	75,558.64	12,182.88	-13,558.55	0.00	-131,728.84	-9,645.70	0.00	0.00	35,345.69	1,015,185.33
SBERA Equity Account	3,673,869.70	178,470.01	58,043.10	-114,939.46	0.00	180,507.78	-24,047.37	0.00	0.00	99,096.53	4,051,000.29
SBERA Money Market Account	2,061,397.02	131,359.00	6,742.55	-36,094.84	0.00	-405,636.45	-21,748.57	0.00	13,591.09	0.00	1,749,609.80
Small Cap Growth	1,637,938.09	139,636.67	12,095.52	-187,494.40	0.00	-41,377.26	-12,432.78	0.00	0.00	-106,591.51	1,441,774.33
Vanguard Index 500	3,446,761.11	269,968.70	40,673.71	-145,599.88	0.00	40,723.34	-75,978.46	0.00	0.00	51,060.40	3,627,608.92
Plan Totals	18,846,661.22	1,115,911.95	0.00	-749,505.11	0.00	0.00	-2,084.62	0.00	13,649.93	288,609.18	19,513,242.55

NOTE 7 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

The allocation of changes in net assets available for plan benefits for the period ended **December 31, 2004** is as follows:

	PARTICIPANT DIRECTED				
	Royce Fund: Royce Low Priced Stock Fund; Investment Class Shares	Vanguard 500 Index Fund Investor Shares	Vanguard Intermediate-Term Treasury Fund Investor Shares	Vanguard International Growth Fund	Vanguard Mid-Cap Index Fund
Additions					
Investment income:					
Interest and dividend income, investments	$ 7,725.98	$ 28,395.97	$ 12,201.33	$ 10,134.81	$ 524.28
Interest income, participant loans	-	-	-	-	-
Net realized gain (loss) on sale of investments	-	8,816.56	(195.46)	1,249.15	-
Net unrealized apprec. (deprec.) of investments	7,119.36	236,621.33	(6,031.39)	53,012.01	1,023.75
	14,845.34	273,833.86	5,974.48	64,395.97	1,548.03
Contributions:					
Employer	3,415.71	39,318.13	11,187.59	5,058.06	321.51
Participant	3,793.81	42,272.26	12,574.13	5,577.57	534.73
Participant loan repayments	65.10	9,868.15	3,792.79	1,226.22	22.11
	7,274.62	91,458.54	27,554.51	11,861.85	878.35
Asset transfers in	179,954.30	3,627,608.92	1,015,185.33	453,373.63	-
Total additions	202,074.26	3,992,901.32	1,048,714.32	529,631.45	2,426.38
Deductions					
Payment of benefits	-	2,086.81	-	-	-
Participant loan withdrawals	-	7,578.25	814.11	426.00	-
Total deductions	-	9,665.06	814.11	426.00	-
Net increase prior to interfund transfers	202,074.26	3,983,236.26	1,047,900.21	529,205.45	2,426.38
Interfund transfers	134,866.08	(166,557.60)	(78,804.20)	141,303.31	114,087.72
Net increase	336,940.34	3,816,678.66	969,096.01	670,508.76	116,514.10
Net assets available for plan benefits:					
Beginning of period	-	-	-	-	-
End of period	$ 336,940.34	$ 3,816,678.66	$ 969,096.01	$ 670,508.76	$ 116,514.10

NOTE 7 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (Continued)

The allocation of changes in net assets available for plan benefits for the period ended **December 31, 2004** is as follows (Continued):

	PARTICIPANT DIRECTED				
	Vanguard Morgan Growth Fund Investor Shares	Vanguard Prime Money Market Fund	Vanguard Selected Value Fund	Vanguard Small-Cap Growth Index Fund	Vanguard Target Retirement 2015 Fund
Additions					
Investment income:					
Interest and dividend income, investments	$ 858.42	$ 6,762.49	$ 4,259.20	$ 2,041.70	$ 31,978.24
Interest income, participant loans	-	-	-	-	-
Net realized gain (loss) on sale of investments	-	-	4,965.70	15,704.70	3,838.64
Net unrealized apprec. (deprec.) of investments	10,908.47	-	15,130.09	161,119.45	54,849.28
	11,766.89	6,762.49	24,354.99	178,865.85	90,666.16
Contributions:					
Employer	380.27	20,090.21	2,088.44	14,301.58	18,226.81
Participant	555.78	32,877.50	1,894.47	16,434.86	18,324.85
Participant loan repayments	-	2,318.00	33.09	2,143.07	2,274.99
	936.05	55,285.71	4,016.00	32,879.51	38,826.65
Asset transfers in	122,016.77	1,749,609.80	187,290.81	1,441,774.33	1,693,768.41
Total additions	134,719.71	1,811,658.00	215,661.80	1,653,519.69	1,823,261.22
Deductions					
Payment of benefits	-	2,778.56	-	597.05	17,031.82
Participant loan withdrawals	-	869.34	272.14	8,387.88	-
Total deductions	-	3,647.90	272.14	8,984.93	17,031.82
Net increase prior to interfund transfers	134,719.71	1,808,010.10	215,389.66	1,644,534.76	1,806,229.40
Interfund transfers	10,509.97	(237,725.06)	33,891.47	(155,561.92)	(2,140.34)
Net increase	145,229.68	1,570,285.04	249,281.13	1,488,972.84	1,804,089.06
Net assets available for plan benefits:					
Beginning of period	-	-	-	-	-
End of period	$ 145,229.68	$ 1,570,285.04	$ 249,281.13	$ 1,488,972.84	$ 1,804,089.06

NOTE 7 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (Continued)

The allocation of changes in net assets available for plan benefits for the period ended **December 31, 2004** is as follows (Continued):

	PARTICIPANT DIRECTED				
	Vanguard Target Retirement 2025 Fund	Vanguard Target Retirement 2035 Fund	Vanguard Target Retirement 2045 Fund	Vanguard Target Retirement Income	Vanguard Total Stock Market Index Fund Investor Shares
Additions					
Investment income:					
Interest and dividend income, investments	$ 1,453.23	$ 2,715.85	$ 34.15	$ 624.74	$ 28,549.97
Interest income, participant loans	-	-	-	-	-
Net realized gain (loss) on sale of investments	640.56	2,178.19	-	-	11,647.55
Net unrealized apprec. (deprec.) of investments	2,052.84	5,662.99	158.56	(447.27)	314,635.67
	4,146.63	10,557.03	192.71	177.47	354,833.19
Contributions:					
Employer	1,310.83	3,115.07	199.70	365.68	26,643.41
Participant	13,253.62	3,531.27	130.03	554.92	33,476.55
Participant loan repayments	585.22	515.03	-	153.44	7,998.43
	15,149.67	7,161.37	329.73	1,074.04	68,118.39
Asset transfers in	28,204.12	54,918.45	2,116.12	1,232.84	4,051,000.29
Total additions	47,500.42	72,636.85	2,638.56	2,484.35	4,473,951.87
Deductions					
Payment of benefits	-	-	-	-	5,597.24
Participant loan withdrawals	279.94	1,955.48	-	-	11,789.82
Total deductions	279.94	1,955.48	-	-	17,387.06
Net increase prior to interfund transfers	47,220.48	70,681.37	2,638.56	2,484.35	4,456,564.81
Interfund transfers	45,655.56	120,781.24	-	55,847.39	(112,651.09)
Net increase	92,876.04	191,462.61	2,638.56	58,331.74	4,343,913.72
Net assets available for plan benefits:					
Beginning of period	-	-	-	-	-
End of period	$ 92,876.04	$ 191,462.61	$ 2,638.56	$ 58,331.74	$ 4,343,913.72

NOTE 7 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (Continued)

The allocation of changes in net assets available for plan benefits for the period ended **December 31, 2004** is as follows (Continued):

	PARTICIPANT DIRECTED			
	Vanguard Windsor II Fund Investor Shares	Berkshire Hills Bancorp, Inc.	Loan Fund	Total
Additions				
Investment income:				
Interest and dividend income, investments	$ 2,836.42	$ 14,111.50	$ -	$ 155,208.28
Interest income, participant loans	-	-	4,468.10	4,468.10
Net realized gain (loss) on sale of investments	179.99	2,922.00	-	51,947.58
Net unrealized apprec. (deprec.) of investments	16,504.67	20,210.61	-	892,530.42
	19,521.08	37,244.11	4,468.10	1,104,154.38
Contributions:				
Employer	2,355.27	10,765.73	-	159,144.00
Participant	2,815.61	13,854.33	-	202,456.29
Participant loan repayments	68.31	3,358.40	(34,422.35)	-
	5,239.19	27,978.46	(34,422.35)	361,600.29
Asset transfers in	208,010.27	4,342,270.33	354,644.83	19,512,979.55
Total additions	232,770.54	4,407,492.90	324,690.58	20,978,734.22
Deductions				
Payment of benefits	-	5,893.22	-	33,984.70
Participant loan withdrawals	-	7,985.36	(40,358.32)	-
Total deductions	-	13,878.58	(40,358.32)	33,984.70
Net increase prior to interfund transfers	232,770.54	4,393,614.32	365,048.90	20,944,749.52
Interfund transfers	172,704.39	(76,206.92)	-	-
Net increase	405,474.93	4,317,407.40	365,048.90	20,944,749.52
Net assets available for plan benefits:				
Beginning of period	-	-	-	-
End of period	$ 405,474.93	$ 4,317,407.40	$ 365,048.90	$ 20,944,749.52

BERKSHIRE BANK 401(k) PLAN

Schedule II

Schedule of Reportable Transactions - Attachment for Schedule H, Line 4j
Period Ended December 31, 2004

Berkshire Bank 401(K) Plan, EIN 04-3312097

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group	Vanguard 500 Index Inv	$ 3,749,676.70			$ 3,749,676.70	
The Vanguard Group	Vanguard 500 Index Inv		$ 188,457.08	$ 179,640.52	188,457.08	$ 8,816.56
The Vanguard Group	Vanguard IT Treasury Inv	1,074,103.87			1,074,103.87	
The Vanguard Group	Vanguard IT Treasury Inv		101,926.10	102,121.56	101,926.10	(195.46)
The Vanguard Group	Vanguard Prime Money Mkt	1,806,351.06			1,806,351.06	
The Vanguard Group	Vanguard Prime Money Mkt		241,372.96	241,372.96	241,372.96	-
The Vanguard Group	Vanguard Sm-Cap Growth Index	1,527,643.88			1,527,643.88	
The Vanguard Group	Vanguard Sm-Cap Growth Index		219,079.90	203,375.20	219,079.90	15,704.70
The Vanguard Group	Vanguard Tgt Retirement 2015	1,861,678.40			1,861,678.40	
The Vanguard Group	Vanguard Tgt Retirement 2015		120,854.33	117,015.69	120,854.33	3,838.64
The Vanguard Group	Vanguard Total Stock Mkt Inv	4,193,622.76			4,193,622.76	
The Vanguard Group	Vanguard Total Stock Mkt Inv		184,385.83	172,738.28	184,385.83	11,647.55
The Vanguard Group	Berkshire Hills Bancorp, Inc.	4,441,252.03			4,441,252.03	
The Vanguard Group	Berkshire Hills Bancorp, Inc.		150,552.16	147,630.16	150,552.16	2,922.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 10/27, 2005

Berkshire Bank 401(k) Plan



By: ____________________

Plan Administrator

EXHIBIT 23.1
CONSENT OF CHRISTOPHER J. TRAKAS, C.P.A.

Christopher J. Trakas, CPA
50 Meadowview Road
Milton, MA 02186
(617) 697-5555
chris_the_cpa@hotmail.com

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 001-15781) of Berkshire Hills Bancorp of our report dated October 14, 2005 with respect to the financial statements of the Berkshire Bank 401(k) Plan for the year ended December 31, 2004, included in the Form 11-K/A.

Christopher J. Trakas, CPA

Christopher J. Trakas, C.PA.
Milton, Massachusetts
October 27, 2005